Exhibit 3.4

Series Collection Drop 004, a Series of Otis Collection LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of Otis Collection LLC, as in effect as of the effective date set forth below (the “Operating Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Operating Agreement.

Name of Series	Series Collection Drop 004, a Series of Otis Collection LLC (“Series Collection Drop 004”).
Effective Date of Establishment	March 29, 2021.
Managing Member
Otis Wealth, Inc. was appointed as the Managing Member of Series Collection Drop 004 with effect from the date of the Operating Agreement and shall continue to act as the Managing Member of Series Collection Drop 004 until dissolution of Series Collection Drop 004 pursuant to Section 11.01(b) or its removal and replacement pursuant to Section 4.03 or ARTICLE X.

Initial Member	Otis Wealth, Inc.
Series Collection Drop 004 Asset
The Series Collection Drop 004 Asset shall be a collection of two non-fungible tokens by Grimes titled Newborn 1 and Newborn 3 acquired by Series Collection Drop 004 as at the date of this Series Designation and any assets and liabilities associated with such asset and such other assets and liabilities acquired by Series Collection Drop 004 from time to time, as determined by the Managing Member in its sole discretion.

Asset Manager	Otis Wealth, Inc.
Asset Management Fee
Pursuant to the Asset Management Agreement, the Asset Manager is entitled to a Sourcing Fee as compensation for sourcing the Series Collection Drop 004 Asset that is equal to 1.94% of the gross proceeds of the Initial Offering, which the Asset Manager may waive in its sole discretion.

Issuance	Subject to Section 6.03(a), the maximum number of Series Collection Drop 004 Interests the Company can issue is 640.
Number of Series Collection Drop 004 Interests held by the Managing Member
On the date hereof, Series Collection Drop 004 hereby grants to the Managing Member a single Series Collection Drop 004 Interest, which Interest shall be considered issued and outstanding as of the date hereof but may not be recorded in the books of the Company until the closing of the Initial Offering of Series Collection Drop 004 Interests. Consideration for such initial issuance shall be paid after the date hereof but prior to the closing of the Initial Offering.

Broker	Dalmore Group, LLC
Brokerage Fee	1% of the purchase price of the Series Collection Drop 004 Interests sold in the Initial Offering of the Series Collection Drop 004 Interests.

Other Rights
Holders of Series Collection Drop 004 Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of Series Collection Drop 004 Interests.

Officers
There shall initially be no specific officers associated with Series Collection Drop 004, although the Managing Member may appoint officers of Series Collection Drop 004 from time to time, in its sole discretion.

Minimum Interests	One (1) Interest per Member.
Managing Member Minimum and Maximum Interests	The Managing Member may purchase a minimum of 2% and a maximum of 19.99% of Series Collection Drop 004 Interests at the closing of the Subsequent Offering, although such minimum and maximum thresholds may be waived or modified by the Managing Member in its sole discretion.